International Electronics, Inc.

427 Turnpike Street

Canton, MA 02021

March 28, 2005

Securities and Exchange Commission

Washington, D.C.

Filed Through EDGAR

RE:	International Electronics, Inc.
Form 10-KSB for Fiscal Year Ended August 31, 2004,
Filed November 22, 2004 and
Form 10-QSB for the Quarter Ended
November 30, 2004,
File No. 000-16305

Gentlemen:

This response is to your letter of March 18, 2005. Our responses below are keyed to your comments in that letter:

1.	We agree that the Rule 13a-14 certification does not contain the exact words as specified in item 601(b)(13) of Regulation S-B. Attached below my signature is a revised certification Exhibit 31.1 which should have been attached to the Company’s Form 10-KSB filed November 22, 2004. If you find that this revised certification complies with the above rules, we would like to amend the 10-KSB by substituting the revised Exhibit 31.1 for the Exhibit 31.1 in the filed 10-KSB. We would like to use this procedure for the reasons which I set forth below by filing a Form 8-K or such other appropriate form as the Commission determines.
2.	We understand that your comment number 2 relates to item 8A of the above-referenced Form 10-KSB. To alleviate the Commission’s concerns as set forth in its March 18, 2005 letter, we are deleting the “reasonable assurance” qualification. A revised Item 8A is attached below my signature for your review to be satisfied that it complies with the Commission’s rules. If this revised Item 8A complies with the Commission’s rules, we would like to amend the 10-KSB by substituting this new Item 8A for the Item 8A in the filed 10-KSB. We would like to use this procedure for the reasons which I set forth below by filing a Form 8-K or such other appropriate form as the Commission determines.

Although we understand the Commission’s concerns with respect to filing an amended 10-KSB for our fiscal 2004, we are concerned that this will represent a significant burden and hardship to the Company. Not the least of our concerns relate to the fact that Deloitte & Touche,

LLP (“Deloitte”), which was the Company’s independent registered public accounting firm, resigned on February 25, 2005 from that position. That resignation is reflected by a Form 8-K filed on March 7, 2005. Effective March 10, 2005, BDO Seidman, LLP was engaged to act as the Company’s independent registered public accounting firm. That engagement is reflected in a Form 8-K filed on March 11, 2005. From a practical point of view, the Company believes that it will be extraordinarily difficult, and perhaps impossible, to reengage Deloitte for the purpose of reviewing an amended 10-KSB, especially in light of the subsequent event analysis which we believe Deloitte would have to do. Obtaining Deloitte’s consent would likely be expensive, and beyond that, while the parting between the Company and Deloitte was quite amiable, Deloitte made it clear that they considered the engagement over, so we are concerned about our ability to obtain their consent to any revised filing. We are also concerned about the practical effect of having two new directors on the board, including one on the Audit Committee in a situation in which they agreed to be directors following the close of fiscal 2004. We believe that the public would be properly served by filing a Form 8-K, under section 8, describing the Commission’s concerns set forth in its letter and attaching the revised certification Exhibit 31.1 and revised section 8A all as a simple amendment to the 10-KSB already on file.

If you have any questions about this, please contact the undersigned. If the foregoing procedure is acceptable, please let us know so we can prepare and file an appropriate Form 8-K.

In accordance with your request, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

International Electronics, Inc.

By:    /s/ John Waldstein

John Waldstein, President

Item 8A. Controls and Procedures

(a)	Evaluation of disclosure controls and procedures. Our management, with the participation of our chief executive and chief financial officer has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (the “Exchange Act”)), as of the end of the period covered by this annual report. Based on that evaluation, the chief executive and chief financial officer has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC’s rules and forms, and that information required to be disclosed in the reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our chief executive and chief financial officers, to allow timely decisions regarding required disclosure.

(b)	Changes in internal controls over financial reporting. There was no change in our internal control over financial reporting (as defined in Rules 240.13a-15(f) and 15d-15(f) of the Exchange Act) during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(c)	Limitations on Effectiveness of Controls. Our management has concluded that our disclosure controls and procedures and internal controls provide reasonable assurance that the objectives of our control system are met. However, our management (including our chief executive and chief financial officer) does not expect that the disclosure controls and procedures or internal controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, errors and instances of fraud, if any, within the company have been or will be detected.

Exhibit 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John Waldstein, President, Chief Executive Officer, Chief Financial Officer and Treasurer of International Electronics, Inc. (the “Registrant”), certify that:

1.	I have reviewed this annual report on Form 10-KSB for the year ended August 31, 2004 of International Electronics, Inc. (“Annual Report”);

2.	Based on my knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this Annual Report;

3.	Based on my knowledge, the financial statements, and other financial information included in this Annual Report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this Annual Report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Registrant and I have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this Annual Report is being prepared;

(b)	[Paragraph omitted pursuant to SEC Release Nos. 33-8238 and 34-47986];

(c)	Evaluated the effectiveness of the Registrant’s disclosure controls and procedures, and presented in this Annual Report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this Annual Report based on such evaluation; and

(d)	Disclosed in this Annual Report any change in the Registrant’s internal control over financial reporting that occurred during the Registrant’s most recent fiscal quarter (the Registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.	I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

(i)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report information; and

(ii)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

/s/ John Waldstein

John Waldstein President, Chief Executive Officer,

Chief Financial Officer and Treasurer

Dated: November 22, 2004